[LETTERHEAD OF RBC CAPITAL MARKETS]

September 29, 2006

Ms. Donna Levy
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:         BREITBURN ENERGY PARTNERS L.P.
Common Units Representing Limited Partner Interests
Form S-1 Registration Statement
Registration No. 333-134049

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, Underwriters of the above issue, hereby join in the request with BreitBurn Energy Partners L.P. that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective by 12:00 p.m. (EDT) on October 3, 2006 or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the undersigned have effected from September 25, 2006 through the date hereof, approximately the following distribution of:

Preliminary Prospectus dated September 22, 2006

26,241 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

RBC CAPITAL MARKETS CORPORATION
CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
A. G. EDWARDS & SONS, INC.
WACHOVIA CAPITAL MARKETS, LLC
DEUTSCHE BANK SECURITIES INC.
CANACCORD ADAMS INC.

By:	RBC CAPITAL MARKETS CORPORATION

By:	/s/ BRETT PANCAMO
Name: Brett Pancamo
Title: Director